March 20, 2026

Kersten Zupfer
Executive Vice President and Chief Financial Officer
Regis Corporation
3701 Wayzata Boulevard
Minnesota MN 55416

       Re: Regis Corporation
           Form 10-K for Fiscal Year Ended June 30, 2025
           File No. 001-12725
Dear Kersten Zupfer:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services